Exhibit 99.1

PRESS RELEASE

US, CANADA and INDIA

TELUS International to acquire Xavient Information Systems

Acquisition will enhance TELUS International’s next-generation IT consulting and delivery capabilities

Las Vegas, Nevada; Simi Valley, California (October 30, 2017) — TELUS International, a leading global business process and information technology services provider, is pleased to announce plans to acquire Xavient Information Systems (Xavient), a global IT consulting and next-generation software services company with approximately 1,800 employees. Xavient is headquartered in Simi Valley, California in the United States and has operations throughout the U.S. and in India, serving customers primarily in the telecommunications, media, entertainment, healthcare, and banking and financial services sectors.

This acquisition of Xavient will accelerate TELUS International’s objective to expand its global service offerings with the addition of advanced, next-generation IT consulting and delivery capabilities, including User Interface/User Experience (UI/UX), Open Source Platform services, Cloud services, Over-The-Top (OTT) solutions, Internet of Things (IoT), Big Data services, DevOps, and automation and digitization in order to provide a more fulsome suite of services to existing and prospective clients. The acquisition will also advance TELUS International’s commitment to grow its capabilities in the U.S. and enhance its geographic diversity by expanding into India. These will be TELUS International’s first operations in India.

The transaction will be financed primarily from TELUS International credit facilities and TELUS International shares. Under the agreement TELUS International will initially acquire a 65% majority interest in Xavient with the right to acquire the remaining interest on or before December 31, 2020.  Based on various performance-related metrics, the total consideration, including the purchase of the remaining interest, is estimated to be approximately US$250 million. The acquisition is subject to customary closing conditions and regulatory approvals in the United States and India. Closing is expected to occur before year end 2017.

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About TELUS International

TELUS International is a leading global business process and IT services company with almost 28,000 employees around the world, including in Canada, the United States, Europe, Central America, the Philippines and the United Kingdom. With over 200 million customer interactions supported annually via voice, email, chat and social media, across fast-growing tech, financial services and fintech, gaming, travel and hospitality, and healthcare industries, TELUS International enables customer experience innovation through spirited teamwork, agile thinking, and a caring culture that puts customers first. The company serves clients in over 35 languages. TELUS holds a 65% interest in TELUS International with Baring Private Equity Asia holding the remaining 35%. Learn more at:  telusinternational.com

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with CAD$13 billion of annual revenue and 12.8 million subscriber connections, including 8.7 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over CAD$482 million to charitable and not-for-profit organizations and volunteered more than 7.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 12 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than CAD$60 million in support of 5,595 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition. For more information about TELUS, please visit telus.com.

About Baring Private Equity Asia

Baring Private Equity Asia is one of the largest and most established independent alternative asset management firms in Asia, with a total committed capital of over US$11 billion. The firm runs a pan-Asian investment program, sponsoring buyouts and providing growth capital to companies for expansion or acquisitions, as well as a private credit and a pan-Asian real estate private equity investment program. The firm has been investing in Asia since its formation in 1997 and has over 140 employees located across offices in Hong Kong, China, India, Japan and Singapore. Baring Asia currently has over 41 portfolio companies active across Asia with a total of 178,000 employees and sales of approximately US$35 billion in 2016. For more information, please visit bpeasia.com.

About Xavient Information Systems

Xavient Information Systems Inc. is a US-based provider of Digital IT Solutions and software services. Headquartered in California, the company has offices throughout the United States and an international network of delivery centers. Xavient leverages its global footprint to deploy the best talent, time to market and cost optimization benefits for its customers. Xavient’s core competencies are in digital transformation stacks and full lifecycle IT services across telecom, media, BFSI, healthcare and consumer technology verticals. Learn more at: xavient.com

Forward-looking statements:

This news release contains statements about expected future events, including, but not limited to, statements relating to the proposed purchase of Xavient Information Systems by TELUS International. By their nature, forward-looking statements require TELUS to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the conditions to closing of the transaction will be satisfied, that the associated benefits of the transaction for TELUS shareholders and customers will be realized or that growth plans for TELUS International will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS’ 2017 second quarter Management’s discussion and analysis and 2016 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

For more information, please contact:

TELUS International Media Relations

Marie Bernadeau

(404) 460-8578

Marie.Bernadeau@edelman.com

TELUS Media Relations

François Gaboury

438-862-5136

francois.gaboury@telus.com

TELUS Investor Relations

Darrell Rae

604-695-4314

ir@telus.com

Xavient Media Relations

Melissa Montejano

818-388-1914

melissa@xavient.com